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SEC FILE NUMBER
8- ~~47308~~
47493

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2003
WASH. D.C.
181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.
1600 NORTH BELT WEST
BELLEVILLE, IL 62226

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE	ILLINOIS	62226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY HEET (618) 277-1005
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

4010 NORTH ILLINOIS ST., STE. 3	BELLEVILLE	IL	62226
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JEFFREY HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeffrey J Heet
Signature

President
Title

Janet S Smith
Notary Public

"OFFICIAL SEAL"
JANET S. SMITH
Notary Public, State of Illinois
My Commission Expires March 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED
December 31, 2002

TABLE OF CONTENTS

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
SHAWN R. DOLAN, CPA * ††
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
7733 Forsyth Blvd.
Suite 1450
Clayton, MISSOURI 63105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Cardinal Investments, Inc.
Belleville, Illinois

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2002, and the related statements of income and changes in stockholders' equity, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc., as of December 31, 2002, and the results of its operations and its cash flows and computation of net capital for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information included in the report shown on page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements of Cardinal Investments, Inc.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Voellinger, Simpson & Associates, P.C.

VOELLINGER, SIMPSON & ASSOCIATES, P.C.

February 10, 2003

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 22,384
Deposits with clearing organizations	35,000
Commissions receivable	18,564
Due from affiliate	22,500
Due from officer	12,488
Furniture and equipment, at cost, less accumulated depreciation of $53,523	3,341
Taxes receivable	5,367
Securities	3,300
	$ 122,944

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 450
Commissions payable	10,870
	11,320
Stockholders' Equity	
Common stock, 800 shares issued and outstanding	800
Additional paid-in capital	34,715
Retained earnings	76,109
	111,624
	$ 122,944

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002

	Capital Stock Common		Additional	Retained	Total
	Shares	Amount	Paid-In Capital	Earnings	Stockholders' Equity
Balance - Beginning of Year	800	$ 800	$ 34,715	$ 107,256	$ 142,771
Net Loss				(31,147)	(31,147)
Balance - End of Year	800	$ 800	$ 34,715	$ 76,109	$ 111,624

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES	
Commissions, investment income	$ 471,636
EXPENSES	
Commissions	273,109
Wages	98,520
Payroll taxes	7,907
Rent	56,836
Clearing fees	28,904
Office	3,346
Subscriptions	2,102
Promotion	3,850
Telephone	5,825
Postage	1,212
Utilities	2,354
Depreciation	1,687
Administration	5,249
Registrations and fees	9,999
Insurance	7,250
	508,150
NET LOSS BEFORE TAXES	(36,514)
Federal and state income taxes	(5,367)
NET LOSS	$ (31,147)

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (31,147)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 1,687	
(Increase) decrease in operating assets		
Receivables	16,605	
Taxes receivable	10,804	
Prepaid and other assets	(1,420)	
Increase (decrease) in operating liabilities		
Commissions payable	(16,447)	
Accounts payable	(3,940)	
Total adjustments		7,289
Net cash used by operating activities		(23,858)
Decrease in cash		(23,858)
Cash at beginning of the year		46,242
Cash at end of the year		$ 22,384

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consists of taxes currently due.

Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service.

2. SIGNIFICANT ACCOUNTING POLICIES - Concluded

Statement of Cash Flows

For purposes of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $64,628 which was $59,628 in excess of its required net capital of $5,000.

6. OTHER

The Company was incorporated on May 13, 1994. Operations were started in August, 1994 with a general securities operations beginning October 19, 1994.

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 111,624
Deductions and/or charges		
Furniture and equipment	$ 3,341	
Other assets	43,655	46,996
NET CAPITAL		$ 64,628

Minimum required capital	$ 5,000
Excess net capital	59,628
	$ 64,628

See auditors' report.